GEOLOGICAL REPORT

ON THE

SANTA MARTA, SANTA JOSEFINA

AND SAN MIGUEL PROPERTIES

STATE OF BAJA CALIFORNIA

MEXICO

FOR

CARDERO RESOURCE CORP.

1901 – 1177 West Hastings Street

Vancouver, B. C.  V6E 2K3

BY:

G. D. Belik, P.Geo.

April 30, 2003

TABLE OF CONTENTS

Summary

Introduction and Terms of Reference

Disclaimer

Property Description and Location

Accessibility, Climate, Infrastructure and Physiography

History

Regional Geological Setting

Deposit Type

Property Geology and Mineralization

Exploration

Drilling

Sampling Method and Approach

Sample Preparation, Analysis and Security

Data Corroboration

Interpretation and Conclusions

Recommendations

Appendix A:

Rock Sample Descriptions and Locations

Appendix B:

Assay Results

Appendix C:

References

Appendix D:

Writer’s Certificate

List of Maps Appended to Report:

Figure 696-02-4:

Location Map

Figure 696-02-5:

Property Map; Santa Marta, San Jose and San Miguel Concessions

Figure 696-02-6:

Property Map: Santa Josefina and San Miguel Concessions

Figure 696-02-7:

Geology, Santa Marta Property – 1:5000 scale

Figure 696-02-8:

Geology, Santa Josefina Property – 1:5000 scale

Figure 696-02-9:

Property Map, San Miguel Concession

Figure 696-02-12:

San Miguel Property Geology and Sample Locations – 1:2500 scale

Summary

The Santa Marta, Santa Josefina and San Miguel properties are located adjacent to one another in the west central part of the state of Baja California, Mexico.  The climate is hot and dry with semi desert-like conditions modified slightly by their proximity to the Pacific coast.  Topography is gentle to moderate with elevations varying from 500 to 650 meters above mean sea level.  Vegetation consists of a variety of cactus with local low brush and trees in some of the arroyos.

The properties consist of three separate parcels which occupy portions of a northwesterly mineralized trend over a distance of about 6.5 kilometers.  They consist of 5 concessions aggregating an area of 835 hectares.  Cardero has an option to purchase 100% of the properties from Minera Olympic S. de R.L. de C.V. and a private Mexican citizen.  Access is by road south from San Diego or Ensenada and is mostly on paved highways.  There is very little existing infrastructure in the immediate vicinity of the properties, however most services are available in the town of San Quintin located roughly 75 kilometers by road to the north.

There is very little recorded history of mining or exploration activity in this part of Mexico.  The first recorded work was an evaluation for iron ore deposit potential by the UN and the  Consejo de Recursos Minerales in the 1950’s and 1960’s.  Locally there has been fairly extensive physical work consisting of trenches, open cuts, shallow shafts and adits on all three properties.  There is no record of the results of this work, however some of it may have been completed by ASARCO.  This work dates at least from the mid 1900’s.  More recently in the early to mid 1990’s, a program of soil geochemistry and ground geophysics was completed by Randsburg Gold Corporation targeting a porphyry copper-type setting.  The properties were partially acquired by Minera Olympic after their IOCG potential was recognized and later optioned to Cardero Resource Corp. who acquired three smaller concessions as well.

The properties are underlain by felsic to intermediate volcanics rock of the Middle to Upper Cretaceous, Alisitos Formation.   This volcanic package is cut by at least three types of intrusive rocks.  Granitic rocks of the Upper Cretaceous, Peninsular Range Batholith underlie 60 to 75% of the concessions and consist of diorite to granodiorite phases.  Minor dikes and small plugs of felsite are probably genetically related to the Alisitos volcanics.  Regional fold axes and major faults are generally aligned to the north-northwest paralleling the long axis of the peninsula.  Regional metamorphic effects are generally quite low grade.

Copper and iron-copper mineralization is found in three main centers on the properties and is generally associated with strong faulting and brecciation, although lesser amounts of conformable massive iron oxides are present.   Copper values can locally be in excess of several percent but in general gold content is low.  However, a suite of anomalous metals usually found at iron oxide copper-gold (Olympic Dam-type) occurrences is present and alteration minerals are consistent with some IOCG settings.

The mineral occurrences have many of the characteristics of IOCG deposits and the general setting suggests a dynamic, structurally controlled setting.  There are a number of areas where more detailed exploration could be focused, however, present knowledge of the third dimension of these showings is virtually nil.

A detailed regional exploration program is currently underway in this district to evaluate the regional belt as a whole.  When this work is completed it may suggest specific target areas on the Santa Marta, Santa Josefina and San Miguel properties for detailed geophysics and drilling.

Introduction and Terms of Reference

This report was prepared at the request of Cardero Resource Corp. and conforms to the guidelines for technical reports set out in National Policy Instrument 43-101.  The report discusses the geological setting and nature of the mineralization on the Santa Marta, Santa Josefina and San Miguel properties and provides recommendations and guidelines for future work.

The report is based on mapping and sampling carried out by the writer on the properties for Cardero Resource Corp. during the period April 7 to May 2, 2003; as well as the writer’s general familiarity with similar occurrences in Nevada and other parts of Baja California Norte.

Disclaimer

The writer has relied on information supplied by representatives of Cardero Resource Corp. concerning the status and ownership of the mineral titles comprising the properties discussed in this report.

Property Description and Location

The properties consist of three separate parcels which occupy portions of a northwesterly trend over a distance of approximately 6.5 kilometers.  (See Figure 696-02-5).  They consist of five separate concessions which cover a total area of 835 hectares.  Concession data is as follows:

Concession Name

Expediente No.

No. del Titulo

Size

Santa Josefina

02/6633

213921

515 Ha

Santa Marta

02/6630

213882

290 Ha

San Miguel

E-4-1.3/1407

188568

 10 Ha

San Jose

E-4-1.3/1406

189401

 10 Ha

San Martin

E-4-1.3/1405

189402

 10 Ha

The Santa Josefina and Santa Marta concessions are registered in the name of Minera Olympic S. de R.L. de C.V.  The San Miguel, San Jose and San Martin concessions are registered in the name of Sr. Manual Valles.  Cardero Resource Corp. has an option to earn a 100% interest in all the properties from the respective owners.

The properties are located in the state of Baja California, Mexico about 35 kilometers east of the village of El Rosario and approximately 225 kilometers southeast of the city of Ensenada where the local mining agency is located.  The concessions are situated roughly 310 kilometers southeast of the US border and the city of Tijuana (See Figure 6906-02-4).  Geographic center of the concessions is located at UTM co-ordinates 3331500N and 658000E or latitude 30° 06’ north and longitude 115° 22’ west.

Accessibility, Climate, Infrastructure and Physiography

The property is accessible by road from San Diego, California via Ensenada, Baja California by roughly 420 kilometers of good quality paved road.  At about kilometre 102.5 on the Trans Peninsular Highway, good quality gravel roads lead north for 3 to 7 kilometers to the main showings at San Miguel, San Jose and San Martin (See Figures 696-02-5 and 696-02-6).

The climate of this part of Baja California is hot and dry with semi-desert conditions.  This is sometimes moderated by cool breezes and fog stretching inland from the Pacific coast.  Mean annual temperatures vary between 16° and 20° C and annual precipitation is less than 100 mm.

The region is sparsely populated with no electricity or support services.  The nearest towns with basic support facilities are El Rosario and San Quintin roughly 35 and 75 kilometers to the west and northwest respectively.

Although the properties are located within the physiographic province of the Sierras de Baja California Norte, topography is moderate to gentle with maximum relief in the order of 150 meters.  Elevations vary from roughly 400 meters above mean sea level in the valley of San Juan del Rio to about 550 meters at some of the higher ridges.

Vegetation consists of a wide variety of cactus and local concentrations of low brush and palo verde trees along some of the dry water courses.  Locally there are springs in these dry river beds and a number of wells access a well-define regional acquifer.

History

There is very little recorded history of mining or mineral exploration in this part of Mexico.  Various publications of the Consejo de Recursos Minerales make passing references to work carried out by government or major companies.  The United Nations and the Consejo worked in this part of Mexico in the 1950’s and 1960’s evaluating the iron potential of the region, however, the three main mineralized areas on these properties had been worked on previously for their copper potential.

At the San Jose showings a fairly extensive program of surface and underground work was completed sometime prior to 1950 by Asarco (?)  This work was reportedly directed towards the iron potential, however there are no records or reports available.  Several adits, shallow shafts and deep surface rock cuts were completed at the main showings.  At least two vertical core holes were drilled to unknown depths.

At the San Martin showing, a series of open cuts, pits and two shafts were completed to expose and mine the copper mineralization.  A series of concrete leach vats attest to some small production but no records are available.  This work probably dates back to the 1960’s or 1970’s.

At the San Miguel showings, another series of pits, shallow shafts and open cuts exposes the mineralization over an area of roughly 250 meters by 50 meters.  This work appears to be at least 40 to 50 years old.  One drill casing appears to date from this era as well.

In the early 1990’s a Canadian company, Randsburg Gold Corporation, acquired a large land position in this region.  Their ground included all the property now described in this report.  This company considered the showings to be part of porphyry copper system and completed an extensive program of surface geochemistry as well as induced polarization and ground magnetic surveys.  Drilling was recommended but never carried out.

The main concessions (of Randsburg) lapsed in 2000 and the Santa Josefina and Santa Marta concessions were acquired by Minera Olympic S. de R.L. de C.V.  Cardero Resource Corp. optioned these properties from Minera Olympic in 2001 and subsequently optioned the smaller San Jose, San Martin and San Miguel blocks.  Cardero completed a program of mapping and sampling on these properties in the spring of 2002.

Regional  Geological Setting

The northern half of the Baja California peninsula is underlain by sedimentary and volcanic rocks of Paleozoic to Recent age.  An older metamorphic basement comprised of schist, gneiss, quartzite and slate is unconformably overlain by an arc-type volcanic sequence of the Cretaceous Alisitos Formation.  Initial volcanism consisted of intermediate flows and pyroclastic units with thin intercalated sedimentary beds that were deposited in a shallow marine archipelago extending along the axis of the present peninsula.  Near the top of this succession, a moderately thick sequence of limestone is at times present. Volcanism was followed by a period of uplift and extension along the back side of the arc, along the continental margin, caused by downward compression along the subducting plate.  Extension was accompanied by a period of prolonged felsic volcanism that occurred within and peripheral to a series of grabens and caldera complexes which formed along the extending margin.  Felsic volcanism appears to have been largely subaerial with probable local shallow marine embayments.  Grabens were infilled with lahar, coarse volcanic breccias, volcaniclastics, felsic tuffs and intermediate lavas.  Felsic volcanic units consist of thick-bedded, fine-grained, crystal tuffs and densely welded ignimbrite and local lithic tuff, flow breccia and lapilli tuff.

Flat lying, poorly consolidated, shallow-marine sediments of the Late Cretaceous Rosario Formation unconformably overlie the Alisitos Formation.  The basal unit consists of a coarse, polymictic conglomerate that is overlain by a thick section of locally consolidated sands and silts with abundant shell fragments and thin interbeds of biomicrite.  In many areas the Rosario Formation is completely eroded away but in some sections, particularly along the coastal region, large tracts remain.

Granitic rocks of the Middle to Late Cretaceous, Peninsular Range Batholith have intruded large sections of northern Baja California.  These rocks typically consist of fairly uniform bodies of medium grained tonalite to granodiorite that display little hydrothermal alteration or thermal effects.

Numerous dykes and small plugs of felsite or aplite intrude the Alisitos Formation.  These are likely subvolcanic feeders associated with the late stage, felsic, volcanic event.

Mineral Deposit Type

The mineral occurrences and showings located on the subject properties have many of the defining characteristics of the iron oxide copper-gold (Olympic Dam-type) class of deposits.  Salient features include:

1.

Iron oxides (hematite and magnetite or martite after magnetite) are the principal ore-forming minerals.

2.

The main ore forming process is iron metasomatism by direct precipitation in veins or by in situ replacement.

3.

Deposits formed in a shallow crustal environment.

4.

Deposits occur as both concordant and discordant bodies.

5.

There is evidence of strong structural control in both concordant and discordant mineral occurrences.

6.

There is extensive development of secondary tremolite and actinolite and evidence of sodic metasomatism as manifested by the presence of scapolite and ? albite.

7.

Mineralization occurs in a number of structural settings in a variety of host rocks.

8.

A clear association with contemporaneous igneous activity is not always evident.

9.

There is a general geochemical association with Mo, Cu, B, F, P, As, Co, Au, Ag and rare earth elements.

The geological association of a number of similar mineral occurrences throughout the Alisitos Belt of northern Baja California clearly suggests that a close, contemporaneous association exists in the district between iron oxide mineralization and the onset of felsic volcanism in the Alisitos Formation.  Deposits appear to occur in clusters that are spatially associated with caldera-like features or ring fracture zones, representing perhaps the root zones of calderas.

Property Geology and Mineralization

(1)

Santa Marta Property

Upper Cretaceous granodiorite and diorite sandwich a steep, southwest dipping corridor of Alisitos volcanic rocks (See Figure 696-02-9) on the Santa Marta property.  The Middle Cretaceous Alisitos Formation package trends northwest and is bounded by granodiorite of the Peninsular Range Batholith to the northeast and diorites to the southwest.  Average width of the volcanic unit is about 350 meters but it widens to the northwest.  Within the corridor of volcanics there are small diorite plugs as well as irregular felsite intrusives.  These felsics bodies also intrude the older granodiorite.

The Alisitos volcanic sequence on the property is made up of fine grained andesitic tuffs and flows, fine grained to porphyritic, light colored dacite flows and fine grained rhyolites.  The volcanic sequence is conformable.  Bedding and depositional textures are indistinct because of weak to moderate, regional metamorphic silicification that is related to intrusive emplacement.

The diorite on the southwest portion of the property is medium grained and massive with later cross-cutting granodiorite sills locally.  The granodiorites are fine to medium grained with sub-rounded, country rock xenoliths.  Felsic intrusives occur as granular white sills and irregularly shaped plugs that cut both the Alisitos volcanics and the Peninsular Range Batholith granodiorites in the property area.

There are two main alteration types on the Santa Marta property.  The first one is associated with mineralization and is comprised of fine grained tourmaline, quartz, plagioclase, +\- hematite, +\- manganese.  It occurs as massive, amorphous, black replacement to black matrix breccias and veins.  Also, weaker zones of disseminated tourmaline occur away from the main alteration center.  Local K feldspar alteration in granodiorite is also associated with tourmaline mineralization in the granodiorites.

The second type of alteration is a contact metamorphic zone which extends up to 150 meters into the volcanics along the margin of the diorite intrusive.  This alteration is made up of quartz, plagioclase, actinolite, chlorite +\- scapolite veining and microveining stockwork with local magnetite and tourmaline.  Veins are 1 to 10 cm wide and occur as irregular stockworks and linear northwest-trending swarms.  Veining also occurs within the diorites as larger 15 cm. veins of actinolite, quartz, K feldspar and chlorite.  The granodiorite intrusive body is not altered except at the mineralized fault zones.

The volcanic package is cut by a southeast-striking, moderately (45°) northeast dipping thrust fault that strikes sub-parallel to stratigraphy.  Shallow, east dipping dacite is thrust over steep, west dipping andesite flows.  The fault zone is defined by non mineralized breccias and sheared andesites in the hanging wall.  This thrust predates the granodiorite intrusive and dips in the opposite direction as the mineralized tectonic structure.

The andesitic volcanic unit to the south of the mineralized fault contains local tectonic breccia zones varying from 0.5 to 2.0 meters wide and dipping southwest.  The breccia matrix is made up of fine grained, disseminated tourmaline, quartz, +\- magnetite and ground up volcanics with larger, rounded fragments of andesite.

Two major populations of jointing (sub-vertical at 325° and 040° azimuth) in the granodiorite also play a minor role in mineralization as secondary copper oxide within the mineralized zone occurs along these trends.

The main zone of mineralization at Santa Mata is structurally controlled by a moderately, (30° to 60°) west dipping, normal fault system within the granodiorite.  The mineralized structure can be traced over 350 meters in a north-south direction.  Slickensides dip at 45° on mineralized surfaces.  The strongest mineralization occurs in the footwall of the fault, but is not confined to it.  Strong tourmaline with quartz, albite, hematite, +\- manganese (?) occur as massive to brecciated bodies up to 5 meters thick in the main zone and diminishing to 30 cm. at the northern limit.  Tourmaline (major) and hematite (minor) veining with secondary malachite also occurs within the mineralized zone.  The mineralization appears to be have been emplaced as tourmaline-rich fluids along the fault structure with a later pulse brecciating the first as the breccias have a hydrothermal vein-like appearance to them.  Hematite occurs disseminated throughout the tourmaline alteration zone.  Locally, vuggy limonite and jasperoidal hematite occur in minor amounts within the fault zone mineralization.

Copper mineralization along the main fault system occurs over its entire length as secondary oxide enrichment along fracture surfaces and pre-existing joint sets within the tourmaline alteration.  As well as the main fault zone, there are splays and parallel faults that are mineralized in a similar manner. A 140- meter long, parallel fault, some 60 meters to the west, has slightly less copper oxides along with the tourmaline-quartz.  Tourmaline alteration does not extend more than 5 to 7 meters into the footwall of the fault.  Secondary copper oxide is strongest near the fault.

Other copper occurrences on the property include a 2.5 meter wide, sub-vertical fracture zone trending 030° azimuth with a strike length of more than 50 meters.  A similar, 1.0-meter wide, parallel zone occurs about 5.0 meters to the west (Zone 2 as shown on Figure 696-02-9).  Copper oxides appear to be patchy within the zones.  Malachite occurs as fracture coatings and disseminations.  The fracture zone has a well-defined, K feldspar alteration halo along its length.

Patchy copper is also found along a north-south trending, vein/shear within the diorite (Zone 3 on Figure 696-02-9).  A coarse grained actinolite, quartz, plagioclase, chlorite, tourmaline vein from 0.5 to 1.0 meters wide occurs along the shear.

Assay results of samples taken from the property are presented in Appendix B.  A total of 14 rock samples were taken during the mapping of the Santa Marta concession.  Seven samples were taken along the main mineralized fault from pre-existing trenches and seven were taken from other showings on the property.

Copper values from the seven samples taken along the main fault zone (02-RVSM-2 to 8) range from 1,200 to 58,000 PPM with an average of 23,000 PPM (2.3%).  Increased copper grades in assay results are directly related to the amount of secondary copper oxides present.  Samples with lesser visible copper oxide have low copper values indicating that all the copper is in the oxide form of malachite.  No primary sulfides are present.  No significant gold results accompany the elevated copper values.

Of the seven samples taken from other showings on the property, three returned elevated copper values.  Samples 01-GBSM-1, 02-GBSM-4 and 02-RVSM-1 all contained visible copper oxides as malachite and turquoise.  Samples without copper oxides did not report any significant results.

Mineralization at Santa Marta contains less hematite that other copper showings in the area and this is reflected by lower iron values.  Generally iron is in the 2 to 6% range from samples taken on the property.

(1)

Santa Josefina Property

The property is underlain by green and grey, andesitic flows and tuffs of the basal part of the Alisitos Formation.  They have been intruded by an early diorite phase and a later granodiorite-quartz diorite phase of the Peninsular Intrusives.  A contact metamorphic zone is developed adjacent to the diorite contact in one area.  Numerous fine grained dikes, sills and small, irregular shaped plugs of felsite cut the andesitic volcanics and diorite.

Mineralization consists of flat lying to steeply dipping veins, small mantos, tabular, sheeted breccia zones and stockwork vein zones of semi massive to massive hematite to magnetite (commonly altered to martite) with locally abundant secondary copper oxides.  Leached, limonitic boxworks after sulfides are present in some of the zones.

Alteration is widespread and appears to include an early quartz-sericite-clay-pyrite alteration associated with a broad, north to northwest-trending fracture/fault system, which extends off the property to the west and northwest.  A later quartz-tourmaline-chlorite-actinolite-K feldspar alteration is more directly associated with the iron oxide-copper mineralization.

Only a basal member of the Alisitos Formation is preserved on the property and consists of fairly uniform, fine grained, weakly porphyritic grey and green andesite.  This unit underlies about 30% of the property and is surrounded by granitic rocks of the Peninsular Batholith.  The volcanics appear to be primarily flows (amygdules were locally observed) although some may be fine grained tuffs.  Bedding is indistinct in most exposures.  Most units are propylitically altered and typically are soft and recessive.

A zone of contact metamorphysm, 50 to 150 meters wide occurs along a diorite contact in the eastern part of the property; the zone has been traced for about 2,000 meters in an east to southeasterly direction and extends off the property in both directions.  Andesite within this zone has been metamorphosed to a moderately resistant, light grey, finely crystalline unit (quartz-plagioclase-actinolite-sphene) with a weak to locally strong network of actinolite-plagioclase-magnetite-hematite veinlets and microveinlets.

The property has been intruded by two phases of the Upper Cretaceous, Peninsular Range Batholith; an early diorite phase and a later granodiorite-quartz diorite phase.  Diorite intrudes the Alisitos volcanics and occurs as a large northeast-trending dike in the northwest corner of the property, two large stocks that extend off the property to the northeast and west, and a remnant of a small plug centered at 3330700N, 659500E.  The diorite is light to medium grey, fine to medium grained, locally porphyritic and contains an average of about 60% to 70% plagioclase and 30% to 35% hornblende, 3% to 4% disseminated magnetite and 1% to 2% sphene.  Some varieties are more mafic and are correspondingly more magnetic (up to 8% magnetite).

Quartz diorite-granodiorite extends across most of the southern half of the property and is typical of the most common variety of Peninsular Intrusive in the district.  The unit is medium grained, equigranular and compositionally moderately variable (10% to 30% quartz, 50% to 60% plagioclase, 5% to 20% K feldspar, 5% to 25% hornblende with local minor biotite and muscovite and accessory magnetite, rutile and sphene).  The unit commonly contains small rounded xenoliths of fine grained, dark diorite, which could either be inclusions of the earlier diorite or inclusions of recrystallized andesite.  This rock type is generally only weakly fractured with little or no alteration or veining.  Spheroidal weathering is a common feature in most exposures.  Contact zones appear to be very sharp; there is no significant decrease in grain size nor does there appear to be any significant metamorphic effects on the adjacent rocks.

A series of sinuous, felsite dikes and small irregular plugs have intruded diorite along the northeast edge of the property.  Some have an aplitic texture while others are a very fine grained mosaic of quartz-feldspar intergrowths.  Regional evidence suggests that these felsites are younger than the granodiorite-quartz diorite although they probably are a late phase of the Peninsular Batholith.

Two main periods of hydrothermal alteration are present:

1.

An early quartz-sericite-clay-pyrite alteration is associated with a broad north to northwest-trending zone of extensional fracturing and faulting.  Outcrop exposure consists of resistant, bleached, strongly fractured, locally brecciated material with abundant limonite, jarosite and red hematite (mostly after pyrite).  Specularite and magnetite, partly weathered to red hematite, occur as disseminations, in thin, irregular anastomosing veins and occasionally as small, semi-massive lenses.

Rather than as a single altered structure, alteration occurs in a complex series of flat-lying to steeply dipping lenses and discontinuous imbricate layers that collectively define an alteration “corridor” that is about 1.0 km. wide, trending approximately northwest.  The eastern edge of the corridor appears to coincide well with the northwest-trending diorite dike.  Alteration extends off the property to the north but does not extend into the granodiorite-quartz diorite to the south indicating that this intrusive may be younger.

2.

The main massive martite, hematite breccias and associated stockwork zones appear to be a younger event, which overlaps and locally replaces earlier alteration.  The lateral extensions of the mineralized bodies locally grade into massive, fine-grained actinolite-magnetite-tourmaline-quartz-chlorite replacement zones that appear to form a leading edge type of alteration.  The central part of the mineralized zones commonly contain quartz, tourmaline and K feldspar.  Secondary K feldspar occurs adjacent to fractures and veinlets within and peripheral to the main showing area.

Late stage tourmaline alteration is fairly common in the district and was noted in two areas (See Figure 969-02-6).  Tourmaline occurs as fine grained disseminations in vein-like replacement zones, with and without quartz and as fine-trained halos adjacent to fractures.

The Santa Josefina property contains a number of iron oxide-copper occurrences in three main settings:

1)

Veinlets and small lenses of hematite and magnetite are associated with the early alteration.  Some sections contain abundant leached boxworks, which appear to be mainly after pyrite although samples of leached material contained anomalous copper values, indicating that some primary copper mineralization, although probably minor, may be present below the zone of oxidation.

2)

A series of narrow, steeply dipping, northwest-trending, martite-quartz-tourmaline veins and narrow, northeast-trending fracture-breccia zones with secondary copper extend along the northern edge of the granodiorite-quartz diorite contact.

3)

The area of the main showings where a number of hematite-copper zones occur in a cluster within a quasi ring-structure, 700 to 800 meters across, which straddles a granodiorite-volcanic contact.

The main zone, historically referred to as the San Jose deposit, is exposed in a series of pits, deep surface cuts, several shallow shafts, two adits and outcrop over a strike length of about 300 meters and a width of 100 meters.  The host rock is granodiorite.  Mineralization consists of rather spectacular martite and hematite breccia with abundant green copper oxides in a sheeted, vein-breccia fault zone, 5 meters to 10 meters thick which dips about 14° to the NNW.  The footwall in the central part of the zone is exposed in the main adit; the contact here is gradational but shows a fairly rapid decrease in the intensity of veining and fracturing.  The footwall around the eastern edge of the zone displays a stronger veining and fracturing with secondary copper oxide mineralization that appears to be related to a lower fault splay (possible shingling effect off the main structure).  Secondary K feldspar is present in the immediate footwall area and within the main structure.

The deposit is cut off on the northwest side by a fault trending N55°E and dipping 40° to the northwest.  Displacement appears to be relatively minor with some left-lateral displacement and possible minor down drop on the northwest side.

The main zone continues north of the N55°E fault but is somewhat different in character.  The east edge consists of a massive “vein” of banded siliceous martite with minor copper, 2 to 5 meters thick, trending N30°E.  The south end of this structure, adjacent to the fault dips 40° to the northwest and flattens along strike to the north to about 20° westerly dip.  The most northerly exposure (3330890N, 658120E) is crosscut by a small hand trench which exposes a thin martite layer underlain by a bleached, altered (clay-sericite), flat-lying shear zone, about 1.0 meters thick containing abundant copper oxides.

A second mineralized band occurs in the hanging wall, about 35 meters to the west.  The south end of the zone is more like the main zone of mineralization.  A pit dug into the bank at 3330710N, 657925E exposes a martite breccia very similar to the main zone.  About 30 meters to the north, the band is about 15 meters wide (secondary copper throughout) and consists of a zone of fracturing, veining and brecciation with lenses and layers of semi-massive martite dipping about 60° to the west.  Further to the north the zone appears to grade into massive siliceous martite (minor copper) similar to the rib exposed along the east edge of the zone.

A relatively small zone, referred to as San Jose West, outcrops about 400 meters west of the main zone.  This zone, consisting of semi-massive to stockwork/breccia, martite mineralization with abundant copper oxides, is exposed over an area of about 15 meters by 30 meters that extends under colluvium to the east and fingers out into dense, massive actinolite-chlorite-magnetite-tourmaline alteration to the west.

A remnant of a flat-lying (15°E dip) lens of massive martite is located near the summit of a small hill, about 200 meters to the northwest.  A short distance to the east, a zone of martite breccia with some copper occurs in what appears to be a sub-vertical structure with a sub-horizontal component (i.e. fracturing and sheeting).  The area between the two primary structures contains weak to locally strong stockwork-breccia martite mineralization.

Three, 1.0 to 2.0 meter wide, sub-vertical martite-quartz-tourmaline vein-breccia zones, with minor copper oxides, outcrop 100 to 200 meters northwest of the main zone.  Some of the zones grade laterally into massive actinolite-chlorite-magnetite-tourmaline alteration zones that lens out along strike.  A broad area of strong epidote-chlorite alteration extends between the zones.

The following general sequence of geological events appears to have occurred in the Santa Josefina area:

1.

Deposition of the Alisitos volcanics along the edge of the North American continent in an archipelago-like setting.  The volcanics in the area mapped are primarily basic flows and probably are part of a lower volcanic sequence.

2.

Intrusion of the diorite and concurrent development of a northwest-trending zone of extensional fracturing, faulting and hydrothermal alteration (i.e. alteration corridor) accompanied by weak magnetite-hematite-pyrite stockwork veining.

3.

Intrusion of the granodiorite-quartz diorite.

4.

Main period of iron oxide-copper mineralization in a series of northwest-trending steeply dipping veins and breccias and in both flat and steeply dipping faults, veins, breccias and mantos in a quasi-ring structure straddling the eastern edge of the earlier structural corridor.

5.

Patchy, late-stage tourmaline alteration.

6.

Post mineral faulting

7.

Uplift and erosion.

The northwest-trending zone of extensional fracturing and faulting which cuts the western edge of the property may be an important regional structure.  This feature is probably associated with mineralization at the Santa Marta property located about two km to the northwest.  Interestingly, if the structure is projected in a straight line to the southeast, it passes through the showings at San Miguel, Cochalosa, San Pedro y San Pablo, San Fernando and Picale-Yacenia.  In addition, all these occurrences have a definite copper (+gold) association (as opposed to an iron oxide only component) and include what are probably the highest grade and potentially largest copper (gold) deposits discovered in the district to date (San Fernando, Picale and San Jose).

The structural setting of the main episode of mineralization at Santa Josefina is uncertain.  This stage of mineralization post dates the emplacement of the granodiorite but is restricted to the margins of the intrusion;  the interior parts of the intrusion do not contain significant mineralization, which as a rule can be applied to the district as a whole.  This implies that the emplacement of the granodiorite was not a key factor.

During the evaluation of the property in the early 1990’s, Dr. John Guilbert interpreted the showings at Santa Josefina to be a detachment fault setting.  While some of the structures are flat lying, a detachment fault mode is unlikely for the following reasons:

1.

Many of the structures are steeply dipping.

2.

There is brecciation and some sheeting in the main zone but the fragments are angular and there are sections of stockwork veining with only minor brecciation.

3.

None of the structures have an intensely sheared, mylonitic, chloritized footwall which one would expect to see at the base of a regional detachment.

4.

Some of the contacts are clearly gradational and have stockwork mineralizaton lateral to and below the main lenses.

The structures are interpreted to be gravity “shingling” in an area of subsidence, possibly related to reactiviation of a segment of the regional northwest structure.

(3)

San Miguel Property

The San Miguel property is almost entirely underlain by intrusive rocks of the Upper Cretaceous Peninsular Range Batholith.  A small remnant of green andesitic volcanics of the Cretaceous Alisitos Formation is preserved in one area.

Secondary copper oxides are exposed in a number of outcrops, one trench, two shallow shafts and few small prospect pits within an area about 200 m x 250 m in size.  Mineralization occurs in brecciated and sheared intrusive rocks that are chloritized and contain variable amounts of secondary quartz (veinlets and silicification), leached sulphides (limonitic boxworks) and tourmaline.  Magnetite and specular hematite are present in minor amounts.  Some samples returned high zinc values (up to 14,000 ppm), which are probably from secondary oxides as well.

Mineralization is associated with three faults.  The main fault consists of a north-south zone of shearing and brecciation 20 to 30 meters wide that has been traced off the map area to the north and south over a total strike length of several kilometres.  A second, parallel fault, 5 to 15 meters wide, occurs about 40 meters to the west.  The third fault is exposed in the trench and appears to be a low-angle splay off the main structure; the fault is about 3.0 meters wide and dips 30 degrees to the south.  Rocks within the fault zones are highly fractured, crackled, brecciated and sheared.  Breccias are composed of 70% to 80% angular to sub-rounded chloritized intrusive clasts up to 6 cm in size in a granular chloritic matrix.

Copper mineralization is present throughout the fault breccia zones but generally in minor amounts with localized seams and pockets of better grade material.  Two areas of strong mineralization are evident in the area of the workings.  One exposed by a trench and shallow shaft centered near 659450E, 3328770N (i.e. is flat-lying fault splay).  Mineralization consists of abundant green secondary copper oxides in a breccia and footwall fracture zone over a width of 2.0 m to 3.0 m and along an exposed strike length of 40 m.  The zone dips 30° to the south.  Two samples were collected from the zone; one, a 1.5m chip sample of breccia mineralization geochemically assayed 2.0% Cu, 0.5% Zn and 227 ppb gold and another, a composite of mineralization along a 15.0 m section of the trench assayed 3.8% Cu, 0.7% Zn and 407 ppb gold.  An east-west striking post mineral fault exposed in the east end of the trench cuts off the mineralization to the north (See Figure 1) but the zone should continue down dip, intersecting the main north-south fault about 40 m to the east.  A diamond drill hole located at 658455E, 3328795N appears to have tested this potentially favourable structural intersection.

A second area of stronger mineralization occurs about 125 m southeast of the trench within the main north-south fault.  Mineralization occurs in a breccia zone with secondary quartz and tourmaline along the western edge of the fault over a width of 15 meters.  A 5.0 m chip sample across better grade mineralization assayed 1.7% Cu, 0.8% Zn and 198 ppb gold.  The zone was explored by a 10 meter deep shaft, which has exposed variably mineralized breccia from the collar to its base.

The mineralized breccias are pervasively chloritized with variable amounts of secondary quartz and fine-grained black tourmaline; outcrops have a greenish hue.  Granodiorite exposures adjacent to the fault breccia zones are recessive weathering, strongly fractured and propylitically altered (Unit 3a).

A broad zone of bleaching and silicification occurs north of the trench.  The zone trends NNW along a small ridge, is up to 75 meters wide and about 175 meters long.  Small patches of similar alteration occur along this trend to the north (extending off the map area) and south.  The alteration contains a central core of strong quartz-clay-sericite-tourmaline alteration with secondary hematite, limonite and goethite flanked by a zone of moderate to strong silicification with minor iron oxide.  Two representative composite samples from the core zone returned weak to moderately anomalous Cu (295 ppm, 597ppm), low Zn and negligible gold.  The age of the alteration is uncertain; it appears to be cut by the mineralized breccias indicating it is older.  Similar alteration occurs on Cardero’s Santa Josefina property where it also appears to be older than the main period of copper mineralization and has a similar overall NNW trend.

San Miguel is one of a large number of copper showings in northern Baja California that fit in a broad way the Olympic Dam model.  Although the potential for a large deposit at San Miguel appears to be slim, the size and strength of the main fault structure are impressive; the structure is open to the north and it has been traced 1.6 km to the south where it extends under an alluvium-covered basin more than 1.0 km wide that straddles the peninsular highway.  Most of the exposed length of the structure is chloritically altered and well brecciated.  Minor but significant amounts of copper mineralization occur throughout indicating that mineralization along the structure has been quite pervasive.  The last exposure of breccia to the south (659390E, 3327380N) is about 20 meters wide.  A 15 meter chip sample across the main part of the zone assayed 0.26% Cu and 0.45% Zn which is quite encouraging considering that only minor amounts of secondary copper were seen in this interval.  A two-meter chip sample in the same exposure, further to the west, with more visible copper oxides, assayed 2.4% Cu, 1.3% Zn and 131 ppb gold.  Limonitic boxworks derived from the leaching of sulphides were seen in both intervals.

Probably one of the most important features in Olympic Dam deposits and for many deposits in general is the presence of major structures.  The San Miguel Fault is one of the strongest structures we have identified from our work in the Baja California to date and has the following positive features:

1.

Impressive strike length and degree of continuity.

2.

Development of wide zones of brecciated/fractured rock (i.e. good host rock)

3.

Pervasive alteration (chlorite-quartz tourmaline)

4.

Widespread mineralization

5.

Polymetallic nature (Cu, Zn) with gold credits

6.

Located within a mineralized trend that includes deposits at Santa Marta, Santa Josefina, Cochalosa, San Fernando and Picale

Another important feature is structural intersections.  There is evidence that minor structural intersections played a role in localizing higher-grade mineralization at San Miguel (e.g. east-west fault splay).  A major structural intersection could be an excellent focal point for a zone of more extensive mineralization.  An ideal scenario would be the intersection of the San Miguel Fault with a contemporaneous extensional fault, resulting in a large down-dropped block of extensive fracturing and brecciation.  There are a number of covered areas along the projected strike of the San Miguel Fault that could conceal a major structural intersection; the most obvious area to look is the large basinal area straddling the main highway.

Exploration

All three of the major showing areas on the properties have been explored extensively by surface pits and trenches as well as by short adits and shallow shafts.  This work was probably completed at least more than 40 years ago and while it was reportedly directed towards iron at San Jose, the more likely target at all three properties was leachable oxide copper.  There has been minor drilling at San Jose and San Miguel but it also appears to be quite old.

The only modern exploration, which consisted of soil geochemistry and ground geophysics, was completed in the early to mid 1990’s when the property was explored as a porphyry copper prospect.

The recent recognition of the potential for IOCG deposits in the Alisitos Belt of northern Baja California has led to a re-evaluation of these and other properties in the district.  To date, that work has consisted of detailed geological mapping and reconnaissance sampling of the subject properties.

Drilling

There has been no drilling completed by Cardero Resource Corp. on either of the Santa Marta, Santa Josefina or San Miguel properties.

On the Santa Josefina property, two and possible three shallow core (?) holes appears to date from the era of the major surface work by Asarco in the 1950’s (?).  There is no record of the results of that work.

On the San Miguel property, a drill casing indicates that at least one inclined hole was drilled under the main trenched area (See Figure 696-02-12).  No report or drill logs are available from this work.

Sampling Method and Approach

Since this was a reconnaissance mapping and prospecting project, most samples were either representative grab samples or character samples of different types of mineralization.  As there was very little prior assay data, sampling was broad based and of a data gathering reconnaissance nature.

The primary objectives were to provide sufficient coverage to evaluate the property, identify targets and provide a baseline for further work.

A total of 48 rock samples were taken with descriptions of each sample recorded and tabulated along with the location in Appendix A of this report.  Sample locations are plotted on maps 696-02-7, 8, 9, and 12 which are appended to this report.

Sample Preparation, Analyses and Security

Care was taken to ensure the integrity of each sample.  Samples were collected in cloth sample bags on site and all appropriate data and locations recorded in the field.  At the central base camp, each sample was wrapped in sacking and then sealed in fibre glass rice bags for transport.  The samples were driven by the writer to San Diego and then transported as baggage with the writer to Vancouver where they were delivered directly to the laboratory.

All of the samples were submitted to Acme Analytical Laboratories, located at 852 East Hastings Street, Vancouver, B.C. for sample preparation and analysis.  Acme is a registered British Columbia assayer with International Standards Organization (ISO) 9002 accreditation.

At the Acme Laboratory, all samples were crushed to minus 10 mesh and a 250 gram split pulverized to minus 150 mesh.  A 0.50 gram sub-sample was leached with hot aqua regia for one hour, diluted to 10 ml and analysed for a suite of 35 elements (Group IDX) by inductively coupled plasma mass spectrometry (ICP-MS).  Gold analyses were further determined by fire assay with an ICP finish from a 30 gram sub-sample.  Several reruns were done (approximately every twentieth sample) to check for consistency.  Standard laboratory samples are run routinely by Acme to ensure quality control and lack of contamination.  All reruns and standards showed an acceptable degree of repeatability.

Data Corroboration

Since this project was of a reconnaissance nature, close data corroboration was not of a high priority.  The emphasis was on confirming that the mineral deposits were of the iron oxide copper-gold type and that the geochemical suite of indicator elements was present in anomalous amounts.

Nevertheless, there had been two earlier rapid property examinations here and the results of those sampling programs correlated well with the sampling carried out during the prospecting and mapping program described in this report.

Interpretation and Conclusions

The Santa Marta, Santa Josefina and San Miguel properties contain a number of iron oxide, copper occurrences clustered in three principal areas with a northwesterly trend which includes a number of similar deposits along strike to the southeast.  These occurrences consist of massive to sub-massive iron oxides both as conformable bodies and as spectacular breccias, stockworks and veins.  Copper mineralization can be major (up to 5% Cu) as at the main San Jose and San Martin showings and occur in only trace amounts as in some of the massive martite lenses.  A number of these showings also contain elevated to anomalous values in Co, As, F, Ba, P, B, REE and U.  Gold values are generally low.

These mineral occurrences have many of the characteristics of Iron Oxide Copper-Gold (Olympic Dam-type) deposits.  Most of the occurrences contain breccias and/or are associated with major high and low angle structures.  Alteration can be pervasive and includes chlorite, quartz, actinolite and tourmaline.

There are certainly areas which should be further explored by geophysics, however at this point it may be premature since very little is known of the third dimension on these properties.  However, the results of an extensive regional program currently in progress, integrated with regional geophysics and satellite imagery will determine if more detailed work is warranted.

Recommendations

At present, the regional controls, depth potential and other characteristics of the Baja California iron oxide copper-gold (IOCG) mineral occurrences are poorly understood.  A very detailed, regional exploration and evaluation program is currently being undertaken in the district.  The results of this program which will be integrated with district and local interpretations of satellite imagery, structural analysis and airborne magnetics, will prioritize certain areas as having more potential to host significant, presently obscured mineral deposits.

It is recommended that further work on the Santa Marta, Santa Josefina and San Miguel properties await the results of this regional assessment.

APPENDIX  A

ROCK SAMPLE DESCRIPTIONS

AND LOCATIONS

Sample Descriptions

Sample No.

Location

Description

02GBSJ-01

 657405E

Semimassive to massive martite with actinolite &

330979N

chloite in 0.5m to 1.0 m brecciated shear trending N

02GBSJ-02

657191E

Resistant silic-alt zone with hum-jar-lim; a few

330715N

weather mag-hem veinlets; lim boxworks

02GBSJ-03

 657191E

Hem-jar-lim silic alt zone with martite veinlets;

330880N

boxworks

02GBSJ-04

 657702E

Small outcrop of hem-jar-lim silic alt with thin martite

3330630N

veinlets; lim boxworks

02GBSJ-05

647525E

Mafic looking intense act-chl-mag-tour alt with stringers

330955N

and small lenses of martite

02GBSJ-06

 657660E

Strongly fractured, chlorite altered (+Kspar) fn-grained

3331100N

diorite with blebs and stringers of mag; sec Cu oxides

02GBSJ-07

 656552E

Jarosite-stained intrusive; dissem tourmaline; also

3331651N

tour & act in network of interlacing veinlets and flat-

lying narrow shear/breccia zones

02GBSJ-08

 656552E

Silic alteration with fine-grained dissem pyrite

3331528N

02GBSJ-09

 6562976E

FeOx stained vein-fracture-creccia zone in diorite with

3331201N

lenses & veins of spec hem & tour; lim boxworks

02GBSJ-10

 657325E

Silic alt with thin mag-hem veinlets; lim boxworks

3330885N

02GBSJ-11

 658115E

Flay-lying shear/fracture zone below thin martite cap;

3330890N

conspicuous sec Cu oxides

02GBSJ-12

 658090E

12 meter chip sample of intrusive with veins/veinglets

3330715N

of mag-hem; patchy sec Cu oxides throughout

02RVSJ-1

 658618E

Grab of soft green mineral, Scapolite? In Alb,  Qutz

3331171N

saturated zone with brecciation and micro veining

02RVSJ-2

 658835E

1.0 m chip of strongly albitized & silic fine-grained

3331117N

volcanic with amphibole-filled vesicles; minor Ep

02RVSJ-3

 659362

E

50 cm wide hem breccia in granodiorite, tr turquoise;

3330713N

rounded clasts and slickensides tr 040/55 SE

02RVSJ-4

 659564E

2.0 cm grab of contact alteration of oxid hem & lim

3330170N

with silic leached sulphide boxworks

02RVSJ-5

 659748E

Fault gouge material; 5.0 m chip of clay and fractured

3330645N

volcanics

02RVSJ-6

 560404E

Flat, highly polished thrust plane with Ep in grey Alb &

3330878N

qtz saturated micro breccia in HW & FW; 1.0 m chip

02RVSJ-7

 659564E

Leached oxide alteration in volcanics; boxwork text

3330875N

with lim, jar, hem oxide; sulphides leached out

02RVSJ-8

 659436E

Continuation of above zone; hosted in granodiorite a

3330832N

1.0 m strong fract zone with pervasive mal & rounded

qtz breccia

02RVSJ-9

 659409E

2.0 m chip across mal & tour in oxide fracture zone tr

3330938N

070/70N; 30 cm sample; grano host; Ab & qtz altered

02RVSJ-10

 659060E

2.0m chip of leached oxide zone in volcs; hem, lim, Mn

3330885N

but no boxworks; white silic texture

02RVSJ-11

 560032E

1.0m thick martite band alogn shear margin; massive

3330385N

hem, mag and qtz breccia; minor oxides

02RVSJ-12

 658921E

1.0m thick band of martite and cg scap? With vugs after

3330855N

slickensides; bladed green mineral intergrowths

and clots; 060/65E

02RVSJ-13

 658798E

1.5m wide martite; hem mag with vuggy lim after

3330877N

sulphides; also martite breccia in granodiorite; 030/70E

02GBSM-1

0565042E

Small prospect pit on 0.5m vein/shear trending N-S;

3331738N

coarse-grained actinolite and chlorite; patchy secondary Cu

02GBSM-2

same structure as 02GBSM-1, 60 m to the north; 1.5 m

wide; actinolite-quartz-lag-tourmaline vein; possibly

with scapolite; no Cu

02GBSM-3

0656050E

Brecciated/strongly fracture felsix with abundant fine

333390N

grained tourmaline

02GBSM-4

0656563E

2.5m wide fracture zone with secondary K-spar; malachite

3332645N

occurs as fracture coatings and dissemination; zone trends

30 ° and can be traced along strike for more than 50 m;

Cu appears to be patchy within the zone; a similar, parallel

Zone, 1.0 m wide occurs 5.0 m to the west

02GBSM-5

0655950E

Brecciated altered felsic with amorphous black matrix

3333768N

(very fine grained tourmalinization)

02GBSM-6

0655912E

Similar to sample 02GBSM-5

3333689N

02RVSM-1

 0656307E

Scapolite? Veining in Potassic contact metamorphic zone

3333104N

along margin of granodiorite. Minor secondary Cu

staining along fractures

02RVSM-2

 065643E

Main Faut Zone 4.0 m wide outcrop of fine grained

3333278N

tourmaline altered shear breccia with secondary Cu oxide

staining on fracture. Quartz breccia with slickensides.  Non magnetic with fine grained hematite

02RVSM-3

 0656448E

Main Fault Zone 5.0 wide exposure in trench. Foot wall

3333313N

mineralization along fault in granodiorite. Pervassive

secondary malachite on fracture surfaces within a

tourmaline-quartz breccia. Minor hematite oxides on

fracture surfaces

02RVSM-4

 0656446E

Main Fault Zone. 3.0 wide zone of tourmaline breccia

3333325N

veins (<2cm thick with quartz and granodiorite fragments)

foot wall.  Secondary malachite coatings on irregular

fractures in albatized granodiorite

02RVSM-5

0656449E

Main Fault Zone in trench. Massive to partially brecciated

3333390N

foot wall and haning wall tourmaline alteration with

pervasive secondary Cu oxide (malachite) on irregular

fracture surfaces and joints

02RVSM-6

0656466E

Main Fault Zone. Brecciated tourmaline mineralization in

3333471N

trench. Tourmaline matrix contains coarse-grained quartz

and minor K-feldspar. Weak secondary Cu oxide staining

on fractures

02RVSM-7

0656463E

Main Fault Zone. Strong malachite deposits on joints and

3333520N

fractures in black tourmaline/quartz vein breccia. 1.5 m

thick footwall mineralization. Minor amounts of phylosilicate (phlogopite?)

02RVSM-8

0656507E

Footwall tourmaline mineralization with pervasive

3333569N

secondary Cu oxide in altered and fractured granodiorite.

Northern most showing of the main fault zone

02RVCH-01

0659402E

1.0m chip across qtz-trou breccia along trend from

3111345N

San Miguel; minor Cu oxide on fractures

02RVCH-02

0659442E

San Miguel; 1.5m footwall mineralization of

3328762N

Cu oxide in qtz-tour breccia zone tr 250/30SE

within main trench

02RVCH-03

0659442E

San Miguel, same as above sample but along

3327662N

15.0m length of trench

02RVCH-04

0659455E

San Miguel; grab over 20.0m from silic-hem

3328783N

alteration zone north of trench mineralization

02RVCH-05

0659161E

San Miguel; grab from two shear bands with

3328847N

Cu oxide on fractures within qtz-our breccia

zone; yellow clay alteration

02RVCH-06

0659382E

Silic-clay-se-tour alteration with hem, liminoite

3328890N

and goethite; lim boxworks

02RVCH-07

0659488E

San Miguel: 5.0m chip across qtz-tour breccia

3328649N

zone next to shaft; abundant Cu oxide along

fractures within flat-lying zone

02GBCH-05

0659391E

15.0m chip across chl-qtz-tour breccia with

3327279N

minor Cu oxide; lim boxworks locally

02GBCH-06

0659391E

East of 02GBCH-06; 2.0m chip sample of

3327379N

breccia with sec Cu oxides; lim boxworks

APPENDIX B

ASSAY RESULTS

APPENDIX C

REFERENCES

REFERENCES

Belik, G.D. (2000);

Summary Report on the Alistos Project, Baja California Norte; Private Company Report.

Dawson, J. M. (2000);

Summary Report on work on the Alisitos Project; Private Company

Report

McClarn, M. (2001):

Personal Communication

Barajas, A.M. et al (1994):

Inventario de Recursos Minerales del Estado de Baja California;

Secretario de Desarollo Economico de Baja California

Islas-Lopez, J. (1999):

Monografia Geologica-Minera del Estado de Baja California;

Consejo de Recursos Minerales, Mexico

Consejo de Recurros

Various Private Files and Maps

Minerales:

Oreskes, N. &

A model for the Origin of Olympic Dam-type deposits; GAC

Hitzman, M.W. (1993):

Special Paper No. 40

Marschuk, R. et al (2001);

La Candelaria and the Punta del Cobre District Chile; Early

Cretaceous Iron Oxide Cu-Au (Zn-Ag) Mineralization;

Hydrothermal Iron Oxide Copper-Gold and Related Deposits –

A Global Perspective; Australian Mineral Foundation

Haynes, D.W. (2001):

Iron Oxide Copper-Gold Deposits; Their Position in the Ore

Deposit Spectrum and Modes of Origin; Hydrothermal Iron

Oxide Copper-Gold and Related Deposits – A Global Perspective;

Australian Mineral Foundation

Shear, H.H. (2001):

Personal Communication

APPENDIX D

WRITER’S CERTIFICATE

G. BELIK & ASSOCIATES

1815 North River Drive, Kamloops, B.C. Canada V2B 7N4

Tel: (250) 376-8351 : Fax: (250) 376-8351 : Email: gbelik@shaw.ca

CERTIFICATE OF AUTHOR

I, Gary D. Belik, P.Geo. do hereby certify that:

1.

I am currently self employed as a geological consultant (minerals) with my office located at:  1815 North River Drive, Kamloops, B.C. Canada V2B 7N4

2.

I graduated with a degree in Bachelor of Science in Geology (honours) from the University of British Columbia in 1970.  In addition, I have obtained a degree in Master of Science in Geology from the University of British Columbia in 1974.

3.

I am a Member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.

4.

I have worked as a geologist for a total of 32 years since my graduation from University.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of all sections of the technical report title Geological Report on the Santa Marta, Santa Josefina and San Miguel properties, State of Baja California Mexico and dated April 30, 2003 (the “Technical Report”) relating to the Santa Marta, Santa Josefina and San Miguel properties.  I completed a mapping program on the subject properties during the period April 8 – May 2, 2002.

7.

I have not had prior involvement with the property that is the subject of the Technical Report other than a brief examination during March, 2000.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.